UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 26)*

TREASURE ISLAND ROYALTY TRUST
(Name of Issuer)

TRUST UNITS
(Title of Class of Securities)

89462609
(CUSIP Number)

Jonathan M. Wells, Esq.
Gilbride, Tusa, Last & Spellane LLC
31 Brookside Drive
Greenwich, CT 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894626209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard C. McKenzie, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,930,741

	8.	Shared Voting Power

	9.	Sole Dispositive Power 3,930,741

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,930,741

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.23%*

14.	Type of Reporting Person (See Instructions) IN

* According to the issuer’s Form 10-Q filed November 2, 2007, as of November 2, 2007 it had 42,574,298 Trust Units outstanding.

Item 1.	Security and Issuer
No material change

Item 2.	Identity and Background
No material change

Item 3.	Source and Amount of Funds or Other Consideration
No material change

Item 4.	Purpose of Transaction
No material change

Item 5.	Interest in Securities of the Issuer

(a)	The responses to items 7 – 13 of the cover page of this Schedule 13D are incorporated by reference.

(b)	The responses to items 7 – 13 of the cover page of this Schedule 13D are incorporated by reference.

(c)	Date	Units Sold	Price

	7/15/2013	97,500	$0.3000
	7/29/2013	10,000	$0.4200
	8/09/2013	15,600	$0.4000
	8/14/2013	3,000	$0.4000
	8/23/2013	2,500	$0.4000
	8/27/2013	22,124	$0.4000
	9/20/2013	20,700	$0.37072
	9/30/2013	2,100	$0.4000
	10/1/2013	300	$0.4000
	10/2/2013	6,250	$0.4000
	10/23/2013	103,900	$0.3711
	10/28/2013	155,000	$0.4000
	02/20/2014	5,000	$0.2800
	02/21/2014	3,536	$0.2800
	03/03/2014	150,500	$0.3100
	03/04/2014	500	$0.3100
	03/05/2014	10,000	$0.3100
	03/06/2014	58,000	$0.3100
	03/26/2014	60,900	$0.3200
	05/02/2014	500	$0.2300
	06/06/2014	5,000	$0.1850
	06/23/2014	15,000	$0.1850
	08/29/2014	100,000	$0.1700
	10/28/2014	117,000	$0.0450
	10/31/2014	20,000	$0.0496
	11/03/2014	20,500	$0.0506
	11/04/2014	135,000	$0.0417
	11/05/2014	190,600	$0.0531
	11/06/2014	150,000	$0.0480
	11/07/2014	133,450	$0.0480
	03/18/2015	110,000	$0.06
	05/18/2015	950,000	$0.0280

Item 6.

(d)	No material change

(e)	Not applicable

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	No material change

Material to Be Filed as Exhibits

No material change

[SIGNATURE PAGE FOLLOWS]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2015
Date

/s/ Richard C. McKenzie, Jr.
Signature